EXHIBIT I

TEEKAY TANKERS LTD. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY TANKERS LTD. DECLARES DIVIDEND

Nassau, The Bahamas – February 6, 2008– Teekay Tankers Ltd. today announced that its Board of Directors has voted to declare a cash dividend of $0.1150 per share for the period of December 18, 2007 to December 31, 2007 ($3.00 per share on an annualized basis), representing a total cash dividend of $2.875 million.  The cash dividend is payable on February 29, 2008 to all shareholders of record on February 15, 2008.

About Teekay Tankers

Teekay Tankers Ltd. is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax-class oil tankers, which an affiliate of Teekay Corporation manages though a mix of short- or medium-term fixed-rate time-charter contracts and trading in the spot tanker market. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase up to four existing Suezmax-class oil tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:
Dave Drummond
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605

Web site:  www.teekaytankers.com

- end -